FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of April, 2005


                          HEALTHCARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

   BEIT AMARGAD, 32 SHAHAM STREET, KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

                                Table of Contents



                                                                  Page
Healthcare Technologies Ltd. press release, dated March 31, 2005    4

                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Moshe Reuveni
                                                    ---------------------
                                                    Moshe Reuveni
                                                    Chief Executive Officer


Dated:   April 5, 2005

FOR:            HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:        Eran Rotem ,CFO
                972-544-736344

PORTFOLIOPR     Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:        info@prnewswire.co.il
                Tel: + 972 3 5742238
                Fax: + 972 3 5742239
                Cellular - 972 524 308081

                        HEALTHCARE ANNOUNCES FISCAL 2004
                           AND FOURTH QUARTER RESULTS;
                     HEALTHCARE BOARD APPROVES IMMVARX DEAL;
                 HEALTHCARE ANNOUNCES SALE OF PROCOGNIA SHARES.

                             -----------------------

     Petach-Tikva, ISRAEL, March 31 , 2005 --- Healthcare Technologies, Ltd. (NASDAQ: HCTL), today announced that its revenues for the year ended December 31, 2004 were $12.1 million, compared to $12.4 million for year ended December 31, 2003. Gross profit for the year was $4.2 million versus $4.8 million for 2003. Net loss for 2004 was $350 thousands, versus a net loss of $523 thousands, for the year 2003.

     Revenues for the fourth quarter of 2004 were $3.5 million, as compared to $3.0 million for the corresponding quarter last year. Fourth quarter gross profit was $1.1 million, as compared to $1.3 million in the fourth quarter of 2003. Net loss for the fourth quarter was $360 thousands, compared to a loss of $186 thousands, for the fourth quarter of last year.

     Shareholders' equity on December 31, 2004 was $1.9 million, compared to $2.39 million on December 31, 2003. Current assets net of current liabilities at the end of the period were $3.8 million, compared to $2.8 million on December 31, 2003.

     IMMVARX TRANSACTION

     Healthcare's Audit committee and Board of Directors has approved (subject to shareholder approval) a transaction with Immvarx Inc. The terms of the proposed transaction have been revised from the terms that were announced on 29' June 2004. It is anticipated that the signing of a definitive agreement will occur as soon as Immvarx responds to Healthcare's remaining due diligence inquiries.

     The main terms of the transaction are as follows:

     Warrant to Immvarex-

     At the Closing Healthcare will issue to Immvarx a warrant to purchase up to 1,000,000 Healthcare shares at an exercise price ranging from $1.00 to $1.25 per share.

     A Tender Offer-

     Within 2 1/2 years from the closing of the transaction, Immvarx may conduct a tender offer for all of Healthcare's shares at a price of $1.60 per share. Healthcare's principal shareholder, Gamida For Life BV, must tender no less than 4.7 million of its shares in the tender offer.

     Transfer of Assets to Healthcare-

     If the Tender Offer is completed within 2 1/2 years from the Closing, Immvarx has an option to sell all of its Cancer and Allergies related assets (the "Immvarx Assets") to Healthcare in consideration for the issuance to Immvarx of 52 million ordinary shares of Healthcare.

     If Immvarx does not exercise its option after completing the tender offer, Healthcare shall have a call option to purchase all of the Immvarx Assets for the same consideration.

     If Immvarx does not conduct the tender offer or complete it within 2 1/2 years from closing, Healthcare shall have a call option to purchase all of the Immvarx Assets for the same consideration.

     Sale of shares in Holdings to Gamida-

     If the tender offer is completed within 2 1/2 years from the closing, Gamida shall have a call option to purchase all of Healthcare's shares in its current subsidiaries and affiliates in consideration for $7.2 million.

     If Gamida does not exercise its' call option, Healthcare shall have a put option for the sale of all of its' shares in its current subsidiaries and affiliates to Gamida in consideration for $7.2 million.

     The closing of the Immvarx transaction is subject to the execution of definitive agreements, the completion of due diligence, and the receipt of the necessary corporate regulatory and third party approvals.

     The value of Healthcare's shares in subsidiaries and affiliates was determined by an independent valuator.

     SALE OF PROCOGNIA SHARES

     Healthcare also announced that its Audit committee and Board of Directors has approved the sale (subject to shareholders approval) of all of the shares which it currently holds in Procognia Ltd., (the "Procognia Shares") to Healthcare's principal shareholder Gamida for the following consideration :

     Upon signing the agreement, Gamida shall pay Healthcare $10,000 (the "Down-payment"). In the event an agreement with Immvarx is executed and Immvarx consummates the tender offer contemplated therein, Gamida For Life BV shall pay Healthcare an additional $420,000.

     In the event an agreement with Immvarx is not executed or in the event it is executed but Immvarx's option to make a tender offer expires before consummation thereof, Gamida For Life BV undertakes to pay Healthcare, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "Consideration") up to $420,000, plus, if any, 30% of the remaining Consideration. The consideration of $430 thousand, i.e. the value of the Procognia shares, was determined by an independent valuator.

     The sale will result in an increase in Healthcare's stockholder's equity of approximately $4.8 million as a result of the deconsolidation of Procognia's accumulated losses from Healthcare's balance sheet.



                          ABOUT HEALTHCARE TECHNOLOGIES

     Healthcare Technologies Ltd. through it subsidiaries Savyon Diagnostics Ltd., Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

                          HEALTHCARE TECHNOLOGIES, LTD.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
         (U.S. DOLLARS IN THOUSANDS, EXCEPT LOSS PER SHARE INFORMATION)

                                   Year Ended                         Three  Months Ended
                                    12/31/04        12/31/03        12/31/04        12/31/03
                                     -------         -------         -------         -------
Sales                                $12,130         $12,412         $ 3,485         $ 2,973
Gross profit                         $ 4,205         $ 4,772         $ 1,072         $ 1,277
Net Loss                             $   350         $   523         $   360         $   186
loss per share                       $  0.05         $  0.07         $  0.05         $  0.02

Weighted average number of
Shares and share equivalents
Outstanding (in Thousands)           $ 7,649         $ 7,644         $ 7,649         $ 7,644


                          CONSOLIDATED BALANCE SHEET ,
                              (U.S $ IN THOUSANDS)


                              December 31, 2004   December 31, 2003
                              -----------------   -----------------
Cash and cash equivalents              951              1,450
Total current assets                 7,145              7,532
Total current liabilities            3,388              4,752
Shareholder's equity                 1,921              2,388


     SAFE HARBOR: This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.